EXHIBIT 99.1

Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
26 September 2008	Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630
Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000
Dear Sirs,
Change of Registered Office
In accordance with Listing Rule 3.14, Sims Group advises that the registered office of the Company has changed, effective immediately, to:
Sir Joseph Banks Corporate Park
Suite 3, Level 2
32-34 Lord Street
Botany NSW 2019
The telephone number and facsimile number remain unchanged.
Yours faithfully,
Sims Group Limited
Frank Moratti
Company Secretary
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